SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-k

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

NATIONAL ELECTRICITY COMPANY OF CHILE INC.
(Translation of Registrant's Name into English)

Santa Rosa 76, Santiago, Chile ((562) 6309000)
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes X No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes No X

ENDESA
Grupo Enersis

FOR IMMEDIATE RELEASE

For further information contact:
Jaime Montero
Investor Relations
Endesa Chile
(56-2) 634-2329
imal@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR FIRST HALF 2002.

(Santiago, Chile, July 31, 2002) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for First Half 2002. All figures are in constant Chilean pesos and are in accordance with Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). June 2001 figures have been adjusted by the CPI variation year-to-year, equal to 2.1%. The figures in dollars were calculated based on the June 30th, 2002 exchange rate.

The consolidated financial statements of Endesa-Chile, for the period ended June 30, 2002, include all of the Company's Chilean subsidiaries, as well as its Argentinean subsidiaries Hidroeléctrica El Chocón S.A. and Central Costanera S.A., its Colombian subsidiaries Central Hidroeléctrica de Betania S.A. and EMGESA, its Brazilian subsidiary Centrais Elétricas Cachoeira Dourada S.A., and its Peruvian subsidiary Edegel.

Highlights for the Period

Endesa Chile's net income increased 195.2% to US$ 52.4 million as of June 30, 2002, compared to US$ 17.7 million as of the same date in 2001.

Net income variation

When compared with First Half 2001 results, the results for First Half 2002 reflect:

a) The company's net results increased by US$ 34.7 million, i.e., an improvement equal to 195.2 %.

b) A US$ 13.1 million improvement in the Company's operational performance, or an improvement equal to 5.6 %.

c) A cut in financial expenses amounting US$ 16.1 million, a reduction equal to 9.8 %, and

d) A US$ 329 million decrease of financial liabilities, measured in US Dollars, compared to June of the previous year.

Consolidated Income Statement
(Chilean GAAP, thousand US$)

Table 1.1

	(Chilean GAAP, thousand US$)			
	1H01	1H02	Var	Chg %
Operating Revenues	**728,508**	**672,040**	**(56,467)**	**(7.8%)**
Operating Expenses	**(471,509)**	**(402,529)**	**68,980**	**(14.6%)**
Operating Margin	**256,999**	**269,512**	**12,513**	**4.9%**
SG&A	(22,428)	(21,820)	608	(2.7%)
Operating Income	**234,571**	**247,692**	**13,121**	**5.6%**
Net Financial Income (Expenses)	(151,964)	(136,983)	14,981	(9.9%)
Interest Income	12,345	11,221	(1,123)	(9.1%)
Interest Expense	(164,309)	(148,205)	16,104	(9.8%)
Net Income from Related Companies	(8,285)	(6,965)	1,321	(15.9%)
Equity Gains from Related Companies	2,908	3,582	674	23.2%
Equity Losses from Related Companies	(11,194)	(10,547)	647	(5.8%)
Net other Non Operating Income (Expense)	9,974	(9,136)	(19,110)	(191.6%)
Other Non Operating Income	37,504	47,704	10,201	27.2%
Other Non Operating Expenses	(27,530)	(56,841)	(29,311)	106.5%
Positive Goodwill Amortization	(5,722)	(6,130)	(409)	7.1%
Price Level Restatement	9,195	(6,278)	(15,472)	(168.3%)
Exchange differences	(30,412)	1,600	32,011	(105.3%)
Non Operating Income	**(177,214)**	**(163,892)**	**13,322**	**(7.5%)**
Net Income b. Taxes, Min Int and Neg Goodwill Amort	**57,357**	**83,800**	**26,443**	**46.1%**
Income Tax	(36,551)	(35,631)	919	(2.5%)
Minority Interest	(34,609)	(29,651)	4,958	(14.3%)
Negative Goodwill Amortization	31,554	33,885	2,331	7.4%
NET INCOME	**17,751**	**52,403**	**34,652**	**195.2%**

Consolidated Income Statement
(Chilean GAAP, million Ch$)

Table 1.2

	(Chilean GAAP, million Ch$)			
	1H 01	1H 02	Var	Chg %
Operating Revenues	**501,250**	**462,397**	**(38,852)**	**(7.8%)**
Operating Expenses	**(324,422)**	**(276,960)**	**47,462**	**(14.6%)**
Operating Margin	**176,828**	**185,438**	**8,609**	**4.9%**
SG&A	(15,431)	(15,013)	418	(2.7%)
Operating Income	**161,397**	**170,425**	**9,028**	**5.6%**
Net Financial Income (Expenses)	(104,559)	(94,251)	10,307	(9.9%)
Interest Income	8,494	7,721	(773)	(9.1%)
Interest Expense	(113,053)	(101,972)	11,080	(9.8%)
Net Income from Related Companies	(5,701)	(4,792)	909	(15.9%)
Equity Gains from Related Companies	2,001	2,465	464	23.2%
Equity Losses from Related Companies	(7,702)	(7,257)	445	
Net other Non Operating Income (Expense)	6,862	(6,286)	(13,148)	(191.6%)
Other Non Operating Income	25,804	32,823	7,019	27.2%
Other Non Operating Expenses	(18,942)	(39,109)	(20,167)	106.5%
Positive Goodwill Amortization	(3,937)	(4,218)	(281)	7.1%
Price Level Restatement	6,327	(4,319)	(10,646)	(168.3%)
Exchange differences	(20,925)	1,101	22,025	(105.3%)
Non Operating Income	**(121,932)**	**(112,766)**	**9,166**	**(7.5%)**
Net Income b. Taxes, Min Int and Neg Goodwill Amort	**39,465**	**57,659**	**18,194**	**46.1%**
Income Tax	(25,149)	(24,516)	632	(2.5%)
Minority Interest	(23,813)	(20,401)	3,412	(14.3%)
Negative Goodwill Amortization	**21,711**	**23,315**	**1,604**	7.4%
NET INCOME	**12,214**	**36,056**	**23,842**	**195.2%**

Main Events during the Period

Investments

Regarding Company investments, the Ralco project, planned for commissioning by the end of 2003, had completed 60.7% of its construction works by the end of June 2002.

Moreover, on May 1st, 2002, the second interconnection line between Argentina and Brazil, operated by CIEN consortium in which Endesa Chile and Endesa Spain have a 45% and 55% share respectively, started commercial operations in its first 500-MW stage. The first 400 MW contracted out of a total of a 800-MW contract between COPEL and CIEN, also began operations. The second 500-MW stage, and its additional related contract of 400 MW, is planned to begin operations in August 2002.

New Endesa Chile's Chairman

At an Extraordinary Board Meeting held on July 25th, Mr. Luis Rivera Novo was appointed Chairman of Endesa Chile.

Positive regulatory changes in Argentina

In July, the Argentinean Secretary of Energy issued its resolution 246/02, containing changes that imply an increase in power prices, an increase in the fixed charge for power and a definition of new reserve services. It is expected that these changes will contribute approximately US$ 5.6 million to our Argentinean subsidiaries' revenues on a yearly basis.

Operating Income

First Semester 2002 operating income amounted to US$ 247.7 million, i.e., 5.6 % higher than the operating income obtained during the first half 2001. The increase in operating income is primarily due to better better operating performance in Chile and Peru.

In Argentina, operating income amounted to US$ 3.7 million, i.e., US$ 22.2 million less than the results obtained as of June 2001. This decrease in operating income can be attributed to a 43% decrease in the physical sale of energy and a fall in the average sales prices of energy from El Chocón, resulting from the devaluation of the Argentinean Peso. Furthermore, low prices of energy in the Southern Brazil, resulting from a great deal of rain throughout the region, have called for exports from Argentina of only 7.8 % in the first half 2002. Nonetheless, power sales have partially offset the decrease Costanera's sales.

In Brazil, Cachoeira Dourada's operating income decreased by 17 %, amounting to US$ 15.7 million, which, to a great extent, is due to lower generation and more energy purchases in order to meet contract commitments, considering the fact that the dam was in a situation of recovery following an extensive draught that affected the Southeastern Brazil.

In Chile, First Semester 2002 operating income amounted to US$ 117.8 million, a 58.6 % improvement that is mainly the result of 9.8 % more hydroelectric generation linked to an increase in dam water levels and plentiful rainfall, as well as to an increase in average sales prices, brought on by the commercial policies implemented by the Company in order to secure better prices in the non-regulated and spot markets. Likewise, greater flows allowed for a US$ 8 million reduction in the cost of energy purchases, and less thermal production meant a US$ 5.2 million reduction in fuel costs.

In Colombia, First Semester operating income decreased by 13 %, amounting to US$ 61.1 million, mainly due to lower sales prices for energy, as a consequence of heavy rains and recovering dam water levels.

The Edegel subsidiary in Peru also contributed to the improved consolidated operational results. Edegel's operational results reached US$ 49.5 million, a 9.1% increase, due to higher sales prices on the spot market, which more than compensated the reduction of physical energy sales on that market.

Figure 1


EBITDA BY COUNTRY (US$million)
(Consolidated basis) (*)
450
400
350
300
250
200
150
100
50
0
US$ million
+ 4.8%
June 2001
June 2002
Chile Argentina Brazil Colombia Peru


EBITDA BY COUNTRY (%)
(Proportionally consolidated)
9.4%
12.4%
10.7%
7.4%
60.1%
Chile Argentina Brazil Colombia Peru

(*) EBITDA = Operating Income + Depreciation & Operating Amortization

Non-Operating Income

Non-operating losses decreased 7.5% to US$ 163.9 million in the First Half 2002, down from US$ 177.2 million recorded for the same period in 2001. The increase was mainly the result of:

- A US$ 16.1-million decrease in financial expenses
- A positive impact of US$ 32 million in exchange differences.

Partially offset by:

- Lower net results in other non-operational income of US$19.1 million, and
- A US$ 15.5-million drop in the results of price level restatement.

Interest income decreased 9.1% to US$ 11.2 million in First Half 2002, down from US$ 12.3 million in 2001. This decrease is primarily attributable to lower cash balance at Cachoeira Dourada as well as the Argentinean subsidiaries.

Interest expense decreased 9.8% to US$ 148.2 million in First Half 2002, down from US$ 164.3 million in 2001. The decrease in interest expense was largely due to the decrease in financial debt of approximately US$ 329 million in dollar terms, and a decrease in the market interest rate, both of which were partially offset by an increase in the exchange rate (Chilean pesos per dollar).

Net Income from related companies, improved by US$ 1.3 million from a loss of US$ 8.3 million in the first half of 2001, principally due to better results at the Brazilian company CIEN and at the Chilean company Electrogas, which were partially offset by lower results at Gasatacama, basically explained by the effect of the Argentinean devaluation had on non-operating results.

Other non-operating income net of expenses decreased by US$ 19.1 million in First Half 2002, primarily explained by higher losses related to operation results in Chile from previous years and the negative effects due to the impact of the devaluation had on the monetary assets of our subsidiaries abroad

Goodwill amortization was US$ 6.1 million in First Half 2002, compared with US$ 5.7 million for First Half 2001. This increase is mainly explained by the accounting effect of the depreciation of the Chilean peso in relation to the U.S. dollar in real terms.

The price-level restatement totaled a loss of US$ 6.3 million in First Half 2002 compared with a gain of US$ 9.2 million for the corresponding period in 2001, mainly due to the combined effect of lower inflation in Chile, a First Semester 2002 inflation rate of 0.6 %, versus 1.5 % for the same period in 2001; and a higher level of net monetary assets during the first half of 2002.

Exchange differences resulted in a US$ 1.6-million gain in First Half 2002, compared to a US$ 30.4-million loss for the same 2001 period, which can basically be explained by a 5.1 % increase in the exchange rate during the first half of 2002, compared to a 9.6 % increase in the first half of 2001.

Income tax totaled US$ 35.6 million representing a 2.5% decrease compared to the same period last year, primarily due to positive deferred income tax in Chilean operations due to tax losses carryforwards.

Consolidated Balance Sheet Analysis

The evolution of the key financial indicators has been as follows :

Table 2

Assets (thousand US$)	Jun-01	Jun-02	Jun 02-01	%Var 02-01
Current Assets	521,319	404,036	(117,283)	(22.5%)
Fixed Assets	7,802,531	8,051,705	249,174	3.2%
Other Assets	623,106	717,250	94,144	15.1%
Total Assets	**8,946,956**	**9,172,991**	**226,035**	**2.5%**

Table 2.1

Assets (million Ch$)	Jun-01	Jun-02	Jun 02-01	%Var 02-01
Current Assets	358,693	277,997	(80,696)	(22.5%)
Fixed Assets	5,368,532	5,539,976	171,444	3.2%
Other Assets	428,728	493,504	64,776	15.1%
Total Assets	**6,155,953**	**6,311,477**	**155,523**	**2.5%**

The Company's total assets increased by US$ 226 million compared with First Half 2001 as a result of the effect of the depreciation of the Chilean peso in relation to the U.S. dollar in real terms.

Table 3

Liabilities(thousand US$) (1)	Jun-01	Jun-02	Jun 02-01	%Var 02-01
Current liabilities	805,322	1,024,768	219,446	27.2%
Long-term liabilities	4,164,056	3,970,102	(193,955)	(4.7%)
Minority interest	2,006,247	2,078,372	72,125	3.6%
Equity	1,971,331	2,099,750	128,419	6.5%
Total Liabilities	**8,946,956**	**9,172,991**	**226,035**	**2.5%**

Table 3.1

Liabilities(million Ch$)	Jun-01	Jun-02	Jun 02-01	%Var 02-01
Current liabilities	554,102	705,091	150,990	27.2%
Long-term liabilities	2,865,079	2,731,629	(133,450)	(4.7%)
Minority interest	1,380,398	1,430,024	49,626	3.6%
Equity	1,356,374	1,444,733	88,358	6.5%
Total Liabilities	**6,155,953**	**6,311,477**	**155,523**	**2.5%**

(1) Ch$ figures divided by June 2002 exchange rate of 1 US$ = $ 688.05

Total liabilities increased US$ 25.5 million, primarily due to the effect of the depreciation of the Chilean peso in relation to the U.S. dollar in real terms. Given that the Company's financial debt is mainly denominated in dollars, a more meaningful comparison is to calculate the amount, taking into consideration the exchange rate of each period (1US$ = 629 in June 2001 and 1US$ = 688.05 in June 2002). Doing this analysis results in a decrease of approximately US$ 329 million from First Half 2001 to First Half 2002.

Equity increased by US$ 128.4 in First Half 2002 compared to the same period of 2001. This increase is mainly explained by retained earnings coming from results as of December 2001, and the positive results during the First Half 2002.

Table 4

Indicator	Unit	Jun-01	Jun-02	Jun 02-01	%Var 02-01
Liquidity	Times	0.65	0.40	(0.25)	(38.5%)
Acid ratio test *	Times	0.48	0.31	(0.17)	(35.4%)
Leverage **	Times	1.25	1.19	(0.06)	(4.8%)
Short-term debt	%	16.20	20.51	4.31	26.6%
Long-term debt	%	83.80	79.47	(4.33)	(5.2%)

(*) Current assets net of inventories and pre-paid expenses
(**) Compounds to the ratio = Total debt / (equity + minority interest)

The Company's liquidity levels are considered normal for hydroelectric generators, considering that current liabilities are the current portion of long term obligations for the next twelve months, and current assets only take into consideration accounts receivables for a month. The main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures. It is also worth noting that the Company's main operating cost is depreciation, which does not impact cash flow.

Consolidated Balance Sheet
(Chilean GAAP)

Table 5.1

	Million Ch$		Thousand US$	
	1H 01	1H 02	1H 01	1H 02
CURRENT ASSETS				
Cash	3,961	3,292	5,757	4,785
Time Deposits	77,837	57,374	113,126	83,387
Marketable Securities	5	5	7	7
Accounts Receivable, net	111,418	74,617	161,933	108,447
Notes receivable	559	1,034	813	1,503
Other accounts receivable	24,273	16,200	35,277	23,545
Amounts due from related companies	48,733	43,646	70,828	63,435
Inventories,net	25,080	16,453	36,451	23,912
Income taxes recoverable	50,486	28,344	73,376	41,195
Prepaid expenses	6,073	5,612	8,826	8,156
Other current assets	10,270	31,420	14,926	45,665
Total current assets	**358,693**	**277,997**	**521,319**	**404,036**
PROPERTY, PLANT AND EQUIPMENT				
Property	38,028	39,439	55,270	57,319
Buildings and Infraestructure	5,782,320	6,108,352	8,403,924	8,877,774
Plant and equipment	1,100,662	1,154,549	1,599,684	1,678,001
Other assets	74,628	85,318	108,463	124,000
Technical appraisal	629,924	671,062	915,521	975,310
Sub - Total	7,625,563	8,058,720	11,082,862	11,712,405
Acumulated depreciation	2,257,032	2,518,744	3,280,331	3,660,700
Total property, plant and equipment	**5,368,532**	**5,539,976**	**7,802,531**	**8,051,705**
OTHER ASSETS				
Investments in related companies	161,216	159,666	234,308	232,056
Investments in other companies	72,755	77,959	105,741	113,305
Positive Goodwill	122,936	123,270	178,673	179,159
Negative goodwill	(178,631)	(146,650)	(259,619)	(213,139)
Long-term receivables	15,964	25,561	23,201	37,150
Amounts due from related companies	162,548	168,034	236,244	244,217
Intangibles	27,270	29,644	39,634	43,084
Accumulated amortization	(3,187)	(3,678)	(4,632)	(5,345)
Others	47,857	59,698	69,555	86,764
Total other assets	**428,728**	**493,504**	**623,106**	**717,250**
TOTAL ASSETS	**6,155,953**	**6,311,477**	**8,946,956**	**9,172,991**

Consolidated Balance Sheet
(Chilean GAAP)

Table 5.2

	Million Ch$		Thousand US$	
	1H 01	1H 02	1H 01	1H 02
LIABILITIES AND SHAREHOLDER'S EQUITY				
CURRENT LIABILITIES				
Due to banks and financial institutions:				
Short Term	134,559	53,177	195,566	77,286
Current portion of long-term debt	164,448	217,773	239,006	316,507
Notes Payable	-	6,876		
Current portions of bonds payable	46,649	176,788	67,798	256,941
Current portion of other long-term debt	30,839	35,911	44,821	52,193
Dividends payable	70	265	102	385
Accounts payable and accrued expenses	66,726	73,354	96,979	106,612
Miscellaneous payables	15,851	20,667	23,037	30,036
Amounts payable to related companies	41,862	80,169	60,842	116,516
Provisions	25,269	25,816	36,725	37,521
Withholdings	14,589	5,062	21,203	7,357
Income Tax	8,784	5,348	12,766	7,772
Deferred Income	491	399		
Deferred Taxes	2,166	452	3,148	657
Other current liabilities	1,798	3,036	2,613	4,412
Total current liabilities	**554,102**	**705,091**	**804,608**	**1,014,195**
LONG-TERM LIABILITIES				
Due to banks and financial institutions	1,020,794	751,736	1,483,605	1,092,560
Bonds payable	1,570,134	1,685,486	2,282,006	2,449,656
Notes payable	173,995	143,676	252,881	208,816
Accounts payable	26,408	26,141	38,382	37,993
Amounts payable to related companies	27,487	59,884	39,948	87,034
Accrued expenses	30,500	29,968	44,328	43,555
Deferred taxes	14,722	33,200	21,397	48,253
Other long-Term liabilities	1,038	1,538	1,509	2,235
Total Long-term liabilities	**2,865,079**	**2,731,629**	**4,164,056**	**3,970,102**
Minority interest	1,380,398	1,430,024	2,006,247	2,078,372
SHAREHOLDERS' EQUITY				
Paid-in capital, no par value	999,719	1,009,511	1,452,974	1,467,205
Capital revaluation reserve	14,996	6,057		
Additional paid-in capital-share premium	199,049	199,216	289,294	289,537
Other reserves	59,461	72,472	86,420	105,330
Total Capital and Reserves	**1,273,225**	**1,287,256**	**1,828,688**	**1,862,073**
Accumulated surplus (deficit) during development period of certain subsidiaries	11,765	(529)	17,099	(769)
RETAINED EARNINGS				
Retained earnings	59,171	121,950		177,240
Net Income	12,214	36,056	17,751	52,403
Interim dividends	0	0	0	0
Total Retained Earnings	**71,385**	**158,006**	**17,751**	**229,643**
Total Shareholder's Equity	**1,356,374**	**1,444,733**	**1,863,539**	**2,090,947**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	6,155,953	6,311,477	8,838,450	9,153,616

Consolidated Cash Flow
(Chilean GAAP)

Table 6

Effective Cash Flow (thousand US$)	Jun-01	Jun-02	Jun 02-01	%Var 02-01
Operating	105,520	269,375	163,855	155.3%
Financing	(110,994)	(295,316)	(184,321)	166.1%
Investment	43,299	(41,893)	(85,192)	(196.8%)
Net cash flow of the period	72,434	(38,183)	(110,616)	152.7%

Table 6.1

Effective Cash Flow (million Ch$)	Jun-01	Jun-02	Jun 02-01	%Var 02-01
Operating	72,603	185,343	112,741	155.3%
Financing	(76,370)	(203,192)	(126,822)	166.1%
Investment	29,792	(28,824)	(58,616)	(196.8%)
Net cash flow of the period	49,838	(26,272)	(76,110)	152.7%

The variation in the cash flow makeup during the period is basically explained by:

a) Cash flow from operating activities that increased 155.3 % to US$ 163.8 million in First Half 2002, which mainly reflects an improvement in the operating performance during the period.

b) Negative cash flow from financing activities of US$ 295.3 million primarily produced by a decrease of bank debt and dividend payments.

c) Cash flow from investment activities of US$ 41.9 million mainly due to investments in the Ralco hydroelectric project balanced by proceeds from the sale of assets in Chile.

Consolidated Cash Flow (Chilean GAAP)

Table 7

	Million Ch$		Thousand US$	
	1H 01	1H 02	1H 01	1H 02
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES				
Net income (loss) for the year	12,214	36,056	17,751	52,403
(Profit) loss in sale of assets				
(Profit) loss in sale of fixed assets	(323)	(1,264)	(469)	(1,838)
Charges (credits) which do not represent cash flows:				
Depreciation	91,757	93,599	133,368	136,035
Amortization of intangibles	2,646	1,501	3,846	2,181
Amortization of positive goodwill	3,937	4,218	5,722	6,130
Amortization of negative goodwill(less)	(21,711)	(23,315)	(31,554)	(33,886)
Accrued profit from related companies(less)	(2,001)	(2,465)	(2,908)	(3,582)
Accrued loss from related companies	7,702	7,257	11,194	10,547
Net, price-level restatement	(6,327)	4,319	(9,195)	6,278
Net exchange difference	20,925	(1,101)	30,412	(1,600)
Other credits which do not represent cash flow (less)	(5,370)	(34,916)	(7,804)	(50,746)
Other charges which do not represent cash flow	10,383	18,910	15,091	27,483
Assets variations which affect cash flow:				
Decrease (increase) in receivable accounts	(13,151)	18,247	(19,113)	26,520
Decrease (increase) in inventories	(1,101)	(580)	(1,601)	(843)
Decrease (increase) in other assets	17,068	50,971	24,807	74,081
Liabilities variations which affect cash flow:				
Accounts payable related to operating results	14,253	10,784	20,714	15,673
Interest payable	(878)	15,833	(1,276)	23,012
Income tax payable	(42,175)	(2,920)	(61,296)	(4,244)
Accounts payable related to non operating results	(18,527)	(6,999)	(26,926)	(10,172)
Accrued expenses and withholdings	3,280	(2,792)	4,768	(4,058)
Minority Interest	23,813	20,401	34,609	29,651
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	72,603	185,343	105,520	269,375
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES				
Shares issued and suscribed	-.-	1,804	-.-	-.-
Proceeds from loans wired	160,218	79,382	232,859	115,373
Proceeds from debt issuance	-.-	100,477	-.-	-.-
Proceeds from loans obtained from related companies	166,849	112,454	242,496	163,438
Dividends paid	(17,784)	(57,168)	(25,847)	(83,087)
Loans, debt amortization (less)	(229,166)	(326,633)	(333,066)	(474,723)
Issuance debt amortization(less)	(14,621)	(4,881)	(21,250)	(7,094)
Amortization of loans obtained from related companies	(136,688)	(96,480)	(198,661)	(140,223)
Amortization of expenses in issuance debt	-.-	(9,350)		
Other disbursements related to financing(less)	(5,178)	(2,796)	(7,525)	(4,063)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	(76,370)	(203,192)	(110,994)	(295,316)
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES				
Sale of fixed assets	15,896	11,803	23,103	17,154
Collection upon loans to related companies	55,618	15,290	-.-	22,222
Other income on investments	22,788	2,388	33,120	3,471
Additions to fixed assets (less)	(39,420)	(31,303)	(57,293)	(45,495)
Investments in marketable securities	-.-	(14,798)	-.-	(21,507)
Other loans provided to related companies(less)	(19,102)	(11,490)	-.-	-.-
Other investment disbursements(less)	(5,988)	(714)	(8,702)	(1,038)
NET (NEGATIVE)CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	29,792	(28,824)	43,299	(41,893)
NET POSITIVE CASH FLOW FOR THE PERIOD	49,838	(26,272)	72,434	(38,183)
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	2,347	1,785	3,411	2,595
NET VARIATION OF CASH AND CASH EQUIVALENT	52,185	(24,487)	75,845	(35,588)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	29,612	91,787	43,038	133,401
FINAL BALANCE OF CASH AND CASH EQUIVALENT	81,797	67,300	118,883	97,813

Business Information
Main Operating Figures

Table 8

Company	GWh sold 1H 2001	GWh sold 1H 2002	Dif 02-01	Var 02-01
Chilean Companies	8,866	8,677	(188)	(2.12%)
Chocón	1,901	1,291	(610)	(32.09%)
Costanera	5,204	2,755	(2,449)	(47.06%)
Edegel	2,258	2,161	(97)	(4.30%)
Betania	1,134	1,171	37	3.26%
Emgesa	6,008	6,542	534	8.89%
Cachoeira	1,799	1,777	(22)	(1.22%)

Company	GWh produced 1H 2001	GWh produced 1H 2002	Dif 02-01	Var 02-01
Chilean Companies	7,800	7,874	75	0.96%
Chocón	1,818	1,263	(555)	(30.53%)
Costanera	3,637	2,233	(1,404)	(38.60%)
Edegel	2,249	2,223	(26)	(1.16%)
Betania	799	843	44	5.51%
Emgesa	4,137	4,530	393	9.50%
Cachoeira	1,267	1,014	(253)	(19.97%)

Endesa Chile's Operating Income break down by country
(Chilean GAAP)

Table 9

	Million Ch$		Thousand US$		
	1H 01	1H 02	1H 01	1H 02	Chg %
Operating Revenues	**501,249**	**462,398**	**728,506**	**672,041**	**(7.8%)**
Energy sales					
Chocon	31,497	9,303	45,777	13,521	(70.5%)
Costanera	85,104	37,138	123,689	53,976	(56.4%)
Betania - Emgesa	110,453	115,565	160,530	167,960	4.6%
Cachoeira	27,094	28,376	39,378	41,241	4.7%
Edegel	46,174	55,095	67,108	80,074	19.3%
Chile	179,016	197,466	260,179	286,993	10.3%
Other revenues	21,911	19,455	31,845	28,276	(11.2%)
Operating Expenses	**324,421**	**276,960**	**471,507**	**402,529**	**(14.6%)**
Chocon	19,269	13,709	28,006	19,924	(28.9%)
Costanera	77,433	29,373	112,539	42,691	(62.1%)
Betania - Emgesa	60,295	71,979	87,632	104,612	19.4%
Cachoeira	13,038	16,575	18,949	24,089	27.1%
Edegel	16,222	17,658	23,576	25,664	8.9%
Chile	138,164	127,666	200,805	185,548	(7.6%)
Operating Margin	**176,828**	**185,438**	**256,999**	**269,512**	**4.9%**
SG&A	**15,431**	**15,013**	**22,427**	**21,820**	**(2.7%)**
Chocon	458	165	665	240	(64.0%)
Costanera	1,660	656	2,412	953	(60.5%)
Betania - Emgesa	1,850	1,576	2,688	2,291	(14.8%)
Cachoeira	1,050	1,011	1,526	1,469	(3.8%)
Edegel	2,620	3,639	3,808	5,289	38.9%
Chile	7,794	7,966	11,328	11,578	2.2%
Operating Income	**161,397**	**170,425**	**234,570**	**247,692**	**5.6%**

Endesa Chile's Ownership Structure, as of June 30, 2002
Total Shareholders: 30,299. Total Shares Outstanding: 8,201,754,580

Figure 2



Others
9.93%
Individuals
7.01%
Chilean Pension Funds
17.01%
ADR's
6.07%
Enersis
59.98%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for First Half 2002, on **Thursday, August 1, 2002, at 11:30 am (New York time).** To participate, please dial **1-973-317-5319 or (800)-915-4836 (toll free USA),** approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access both **at www.endesa.cl**

This Press Release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile's business plans; (2) Endesa Chile's cost-reduction plans; (3) trends affecting Endesa Chile's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile's or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

ENDESA-CHILE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By: ____________________________

Mario Valcarce Durán

Chief Financial Officer

Date: August 5, 2002